August 23, 2019

Zheng Wang
Chief Executive Officer
Molecular Data Inc.
5/F, Building 12, 1001 North Qinzhou Road, Xuhui District
Shanghai 201109
People's Republic of China

       Re: Molecular Data Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 1, 2019
           CIK No. 0001758736

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 10, 2019 letter.

Form DRS/A submitted on August 1, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 88

1. We note your response to prior comment 3. Please explain in greater detail why you believe that your cash on hand and cash generated in the ordinary course of business will be sufficient to pay the liability due to MOLBASE (Shanghai) Biotechnology Co., Ltd. In
       addition, explain why you believe that your current cash and cash equivalents and your anticipated cash flows from operations will be sufficient to meet your anticipated working capital requirements and capital expenditures for at least the next 12 months. In this
 Zheng Wang
Molecular Data Inc.
August 23, 2019
Page 2
      respect, we note your current cash and cash equivalents balance as of December 31, 2018 and your negative cash flows from operations for each period presented. Off-Balance Sheet Commitments and Arrangements, page 91

2. Your revised disclosures in response to prior comment 6 indicate that pursuant to the amended agreement, Shanghai Biotech agreed to pay the bank institution a fee calculated using a predetermined formula based on the average market price of the shares during the three-month period starting from the six months following the completion of the this offering. Please tell us your consideration of disclosing the predetermined formula or tell us why this information is not material.
Business Model
Financial Solutions, page 118

3. You have recently started to separately charge for providing financial solutions for your customers. To the extent material, please revise your disclosure to discuss the terms of your agreements with banks or non-bank financial institutions that provide financial support to your customers.
Consolidated Financial Statements
Share-Based Compensation, page F-33

4. Please explain why the RMB64,575 (US$9,392) of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options is expected to
      be recognized over a weighted-average period of 7.2 years. In this respect, we note that the options granted have expiration periods ranging from 7 to 10 years from the grant date and are subject to immediate vesting upon the grant date or under a graded vesting schedule over 1 to 4 years.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at
(202) 551-
3735 with any other questions.



                                                            Sincerely,

FirstName LastNameZheng Wang                                Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameMolecular Data Inc.
                                                            and Services
August 23, 2019 Page 2
cc:       Julie Gao
FirstName LastName